

Cboe

By Electronic Mail

March 30, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Esoterica Thematic Trust
Issuer CIK: 0001782952
Issuer File Number: 811-23473/333-233633
Form Type: 8-A12B
Filing Date: March 30, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Esoterica NextG Economy ETF (WUGI)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Legal Assistant